UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 10, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Bonds.com Group, Inc.

File No. 0-51076 - CF#25010

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Bonds.com Group, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on April 1, 2010.

Based on representations by Bonds.com Group, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 10.61	through March 31, 2020
Exhibit 10.62	through March 31, 2020
Exhibit 10.63	through January 11, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Sonia Gupta Barros
Special Counsel